Exhibit 99.3

Time Sensitive Materials

Depositary's Notice of Extraordinary General Meeting of

TCTM Kids IT Education Inc. (formerly, Tarena International, Inc.)

ADSs:	American Depositary Shares representing Deposited Securities.
ADS CUSIP No.:	876108200.
ADS Record Date:	July 23, 2025 (New York City time).
Meeting Specifics:	Extraordinary General Meeting to be held on August 25, 2025 at 11:00 a.m. (New York City time), at 405 Lexington Avenue, 26th Floor, New York, New York 10174 (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith. You may also view and download the Notice of Meeting and other announcements from the Company’s website: https://ir.tctm.cn/.
ADS Voting Instructions Deadline:	On or before 10:00 a.m. (New York City time) on August 20, 2025.
Deposited Securities:	Class A Ordinary Shares, par value US$0.001 per share, of TCTM Kids IT Education Inc., a company organized and existing under the laws of the Cayman Islands (the “Company”).
ADS Ratio:	5 Class A Ordinary Shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian(s) of Deposited Securities:	Citibank, N.A, Hong Kong.
Deposit Agreement:	Deposit Agreement, dated as of April 2, 2014, and as amended by Amendment No.1 to the Deposit Agreement, dated as of December 23, 2021, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs.

To be counted, your Voting Instructions need to be received by the Depositary prior to

10:00 a.m. (New York City time) on August 20, 2025.

Note that if you do not timely return the Voting Instructions to the Depositary, the
Deposited Securities represented by your ADSs may
nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Extraordinary General Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed. You may also view and download the Notice of Meeting and other announcements from the Company’s website: https://ir.tctm.cn/.

Holders (as defined in the Deposit Agreement) of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs. Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre- addressed envelope.

The Depositary has been advised by the Company that under the Cayman Islands law as in effect as of the date of the Deposit Agreement, voting at any meeting of shareholders is by show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs. Under the Articles of Association of the Company (as in effect on the date of the Deposit Agreement), a poll may be demanded by the chairman of such meeting or by any one or more share- holders who together hold not less than ten percent (10%) in nominal value of the total issued voting shares in the Company, present in person or by proxy for the time being entitled to vote at the meeting.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event vot- ing takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall (unless otherwise specified in the notice distributed to Holders) deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instruc- tions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instruct- ed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as con- templated in Section 4.10 of the Deposit Agreement). Notwithstanding anything else contained in the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forward- ing this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any respon- sibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary